                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2001



                              INTRAWEST CORPORATION
                               (Registrant's name)

           SUITE 800, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TO OUR SHAREHOLDERS

Second quarter results showed an increase in Total Company EBITDA (earnings before interest, taxes, non-controlling interest, depreciation and amortization) of 15 per cent over the same quarter last year. This reflects a successful marketing effort post-September 11 and the effectiveness of cost-control measures undertaken over the past year. These factors helped mitigate the impact on EBITDA of a slow start to the season in the East, the slow economy and changes in traveler behavior following September 11.

The number of visits at our Discovery Centers indicates healthy interest in our resort real estate. The very successful launch of our Four Seasons Hotel project at Whistler and strong interest in our first European project, The Village at ARC 1950 in Les Arcs, France, provide further evidence that our resort real estate remains in demand.

At the end of January, the City and County of Denver selected Intrawest to operate and develop Colorado's Winter Park Resort. This resort, the closest of any of the state's resorts to Denver, achieves one million skier visits annually. Our success in winning this contract, which remains under negotiation with the City, is evidence of the effectiveness of our strategy to seek out good business opportunities that do not require significant investments of Intrawest capital.


OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN US CURRENCY)

Revenue for the second quarter ended December 31, 2001 was $231.4 million compared with $207.0 million for the quarter ended December 31, 2000. Total Company EBITDA increased 15 per cent to $40.0 million from $34.7 million in the same period last year. Income from continuing operations for the quarter was $6.0 million or $0.14 per share, on a fully diluted basis, compared with $10.7 million (including a one-time, non-cash income tax recovery of $5.3 million) or $0.24 per share in the same quarter of fiscal 2001. Excluding this non-recurring income tax recovery, income from continuing operations would have been $5.4 million or $0.12 per share in the second quarter last year.

Revenue and Total Company EBITDA for the six months ended December 31, 2001 were $325.1 million and $47.2 million, respectively, compared with $336.9 million and $50.2 million in the same period last year. Intrawest incurred a loss from continuing operations of $3.7 million for the six months compared with income from continuing operations of $7.5 million ($2.2 million excluding the one-time income tax recovery) last year.

Further information on the Company's operating results is contained in Management's Discussion and Analysis below.


NRP SHARES

A normal course issuer bid for up to 465,000 of the NRP shares expired on January 9, 2002. Under such bid, Intrawest purchased 341,600 NRP shares at an average price of Cdn.$1.58 per share. A Notice of Intention in respect of a new normal course issuer bid for the purchase of up to 370,000 NRP shares commencing on February 22, 2002 and terminating on February 21, 2003 has been filed with The Toronto Stock Exchange on terms consistent with prior normal course issuer bids.A shareholder may obtain a copy of the Notice of Intention to make a Normal Course Issuer Bid, without charge, by contacting the Corporate Secretary of the Company at Suite 800, 200 Burrard Street, Vancouver, British Columbia V6C 3L6.

The due date on the balance of Cdn.$4 million remaining outstanding under the revolving line of credit made available in connection with the 1994 bulk sale of non-resort properties has been extended to July 31, 2002. The Company currently expects to redeem all remaining NRP shares prior to September 30, 2002 in the range of Cdn.$1.90 to Cdn.$2.00 per NRP share.

OUTLOOK

As of the date of this report we are halfway through the 2001-2002 ski season. Our results to date have been affected by the weak economy and the aftermath of September 11 but not to the extent that many people had feared. We are seeing fewer "fly to" guests at our resorts, notably at our flagship resort, Whistler Blackcomb, but we are also seeing an increase in visits from our season pass holders and other regional guests.

The pace of bookings across our resorts is at or above last year's pace to the end of March. The pace of bookings in April and May remains behind last year's level indicating some risk. Although this might be the result of travelers booking closer to their vacation dates - a trend we have seen since September 11
- it may reflect the impact of an early Easter.

On the real estate side of the business we now have $430 million of closed or pre-sold units (excluding the resort club) for delivery in fiscal 2002, 13% more than the total revenue recorded in fiscal 2001. We continue to see strong buyer interest in our properties and our target is to deliver more than $500 million of real estate revenue in fiscal 2002.

Overall we believe we can achieve Total Company EBITDA of approximately $200 million in fiscal 2002, roughly even with the level we achieved last year. Given our success to date in meeting the challenges faced this year by the broader leisure sector, we are confident in our ability to deliver these results.

On behalf of the Board,


/s/ Joe S. Houssian                          /s/ Daniel O. Jarvis
-----------------------------------          -----------------------------------
Joe S. Houssian                              Daniel O. Jarvis

Chairman, President and                      Executive Vice President
Chief Executive Officer                      and Chief Financial Officer


February 19, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in the Company's June 30, 2001 annual report.

THREE MONTHS ENDED DECEMBER 31, 2001 (THE "2001 QUARTER") COMPARED WITH THE THREE MONTHS ENDED DECEMBER 31, 2000 (THE "2000 QUARTER")


REVIEW OF SKI AND RESORT OPERATIONS

The slowing economy and the aftermath of the events of September 11 have had an impact on the Company's business. This impact has, however, been mitigated by several factors. Approximately 80-85% of skier visits travel from home to the resorts by car. The only Intrawest resort that has any significant "fly-to" customers is Whistler Blackcomb and, although this segment has declined relative to last year, it has been offset by an increase in "drive-to" visitors. Furthermore, skiers and snowboarders typically have a high level of commitment for reasons of family or tradition, or because of their passion for the sport.

Ski and resort operation revenue was $87.5 million in the 2001 quarter, down from $94.3 million in the 2000 quarter. Revenue from the mountain resorts decreased from $85.6 million to $77.9 million due mainly to late season openings at the eastern resorts caused by unusually warm weather conditions in November and December. Skier visits across all the Company's resorts decreased 11% from 1,248,000 to 1,109,000. Skier visits at the eastern resorts declined by 38% while they were 3% higher at the western resorts. Since December 31 the gap has narrowed and as of the middle of February skier visits were 2% below last year on a consolidated season-to-date basis. Partly in response to September 11, there has been a shift in the mix of skier visits away from destination visits to regional visits.

Revenue per skier visit across all the resorts increased 3% to $64.25 in the 2001 quarter from $62.60 in the 2000 quarter. The increase was higher at the eastern resorts because, despite the lack of early season snow, many guests arrived and spent on services other than skiing. Also, some resorts have seen a drop in visits from the day-skier segment that typically delivers lower revenue per visit. On a season-to-date basis, through the middle of February, revenue per visit was approximately the same as last year. The Company had expected to increase revenue per visit; however, the shift in visits from destination to regional had a downward effect as regional guests typically spend less on non-ticket items.

Revenue from the warm-weather resorts increased 10% to $9.6 million in the 2001 quarter from $8.7 million in the 2000 quarter primarily due to a 12% increase in room nights at Sandestin. Revenue at the Raven golf courses in Arizona decreased 17% as the weaker economy reduced business travel, Raven's primary customer segment.

The composition of ski and resort operation revenue was as follows:

                                     2001 Quarter   2000 Quarter       Decrease    Percentage
                                       (millions)     (millions)     (millions)        Change
                                     ------------   ------------     ----------    ----------
                                                              (unaudited)
Mountain operations                       $  31.7        $  35.4         $ (3.7)        (10%)
Retail and rental                            18.8           19.6           (0.8)         (4%)
Food and beverage                            10.2           11.2           (1.0)         (9%)
Lodging and property management              10.2           10.5           (0.3)         (3%)
Ski school                                    6.2            6.6           (0.4)         (6%)
Golf                                          4.0            4.4           (0.4)         (9%)
Other                                         6.4            6.6           (0.2)         (3%)
                                          -------        -------         ------          ---
                                          $  87.5        $  94.3         $ (6.8)         (7%)
                                          =======        =======         ======          ===


The decreases in each of the business lines, other than golf, were due primarily to the slow season start in the East. The decline in golf revenue was due mainly to reduced sales at the Arizona courses.

Ski and resort operation expenses were $73.4 million in the 2001 quarter, 7% lower than the 2000 quarter due mainly to the delayed hiring of seasonal staff and tight control over costs. EBITDA from ski and resort operations was $14.1 million in the 2001 quarter, down from $15.7 million in the 2000 quarter.


REVIEW OF REAL ESTATE OPERATIONS

Revenue from the sale of real estate increased 27% to $141.0 million in the 2001 quarter from $110.8 million in the 2000 quarter. A total of 450 units were closed in the 2001 quarter compared with 343 units in the 2000 quarter. The average sales price per unit decreased 2%, reflecting unit type and resort mix. Canadian resorts, which contribute a lower average US-dollar revenue when converted from Canadian dollars, accounted for 70% of the units closed in the 2001 quarter compared with 19% in the 2000 quarter.

Operating profit from real estate sales increased to $21.1 million from $14.7 million. The margin on sales improved to 15.0% from 13.3%, reflecting the mix of resorts and unit types. In addition, the margin in the 2000 quarter was reduced by cost overruns on two projects at Mammoth.

Real estate sales revenue includes the Company's vacation ownership business, which increased 6% in the 2001 quarter to $7.2 million from $6.8 million in the 2000 quarter. This growth was less than expected as closing rates declined subsequent to September 11, although they have rebounded since December.


REVIEW OF CORPORATE OPERATIONS

Interest expense was $12.2 million in the 2001 quarter, up from $11.0 million in the 2000 quarter. The increase was due mainly to interest on borrowings to fund $94.5 million of capital expenditures since the 2000 quarter, partly offset by reduced interest rates. These capital expenditures were also responsible for the increase in depreciation and amortization expense to $10.9 million in the 2001 quarter from $9.5 million in the 2000 quarter.

Corporate general and administrative expenses were $3.4 million in the 2001 quarter compared with $2.2 million in the 2000 quarter. A large portion of the increase was due to an expansion of the Company's information technology group. The Company has made significant investments in its front-line and back-of-the-house information technology systems and the personnel and infrastructure to support these systems have correspondingly increased.

Pre-tax income increased 25% from $8.7 million to $10.9 million. In the 2001 quarter the Company incurred an income tax expense of $2.4 million compared with a non-cash income tax recovery of $3.1 million in the 2000 quarter. The income tax recovery for the 2000 period was due to a $5.3 million reduction in the recorded amount of the Company's future income tax liabilities due to the tax rate reductions announced in the October 2000 Canadian federal budget.

Non-controlling interest was $2.4 million in the 2001 quarter, up from $1.1 million in the 2000 quarter. This item related exclusively to the minority partner's interest in Whistler Blackcomb in the 2001 quarter whereas it also included the minority partners' interests in Sandestin and the Lodestar golf course at Mammoth in the 2000 quarter. These latter two partners' interests, which were acquired by the Company in fiscal 2001, generated a recovery of $0.3 million in the 2000 quarter. The balance of the increase was due to higher real estate closings and operating earnings at Whistler Blackcomb.

SIX MONTHS ENDED DECEMBER 31, 2001 (THE "2001 PERIOD") COMPARED WITH THE SIX MONTHS ENDED DECEMBER 31, 2000 (THE "2000 PERIOD")


REVIEW OF SKI AND RESORT OPERATIONS

Ski and resort operation revenue was $146.2 million in the 2001 period, down from $157.5 million in the 2000 period. Revenue from the mountain resorts decreased to $118.9 million from $131.0 million due primarily to the slow season start in the East. In addition the Company's decision to turn over management of the waterpark at Mountain Creek to a third-party operator resulted in a $4.1 million decline in revenue in the first quarter. Revenue from the warm-weather resorts increased to $27.2 million in the 2001 period from $26.4 million in the 2000 period due mainly to the opening of the new Raven golf course at Three Peaks.

These revenue declines led to a decrease in EBITDA from ski and resort operations to $16.2 million in the 2001 period from $17.3 million in the 2000 period. The EBITDA margin increased slightly to 11.1% in the 2001 period from 11.0% in the 2000 period.


REVIEW OF REAL ESTATE OPERATIONS

Revenue from the sale of real estate was $174.0 million in the 2001 period, almost the same as the $174.5 million in the 2000 period. A total of 528 units were closed in the 2001 period compared with 612 units in the 2000 period. A greater proportion of units are expected to close in the second half of fiscal 2002 than in fiscal 2001. The average sales price per unit increased 15%, reflecting unit type and resort mix as well as price escalation. The Resort Club generated $16.1 million of the real estate revenue for the 2001 period, up from $15.9 million for the 2000 period.

Operating profit from real estate sales was $26.0 million in the 2001 period compared with $26.8 million in the 2000 period. The margin on sales was 15.0% in the 2001 period versus 15.4% in the 2000 period.


REVIEW OF CORPORATE OPERATIONS

Interest and other income of $1.4 million and interest expense of $21.6 million in the 2001 period were approximately the same as these items in the 2000 period. Depreciation and amortization expense increased from $17.0 million in the 2000 period to $19.7 million in the 2001 period due to capital expenditures made at the resorts during the past year. Corporate general and administrative expenses increased from $4.3 million in the 2000 period to $5.6 million in the 2001 period mainly due to higher information technology costs. The Company had an income tax recovery of $0.3 million in the 2001 period compared with a recovery of $4.1 million in the 2000 period. The recovery in the 2000 period included a one-time adjustment of $5.3 million to reduce future income taxes payable because of a reduction in the Canadian corporate tax rate.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company had $94.4 million of cash and cash equivalents and a further $43.1 million available under various non-construction lines of credit. Given the seasonality of the Company's businesses, the end of the second quarter is normally the low point of the fiscal year in terms of available liquidity. The ski and resort operations generate negative cash flow during the first six months of the fiscal year and then are significantly cash flow positive in the second half of the fiscal year. In addition the majority of capital expenditures are normally made during the first two fiscal quarters. On the real estate side of the business, projects normally begin construction in the first half of the fiscal year and complete construction in the second half. The liquidity requirements of the real estate business are therefore normally greater in the period from July to December.

The major sources and uses of cash in the three and six months ended December 31, 2001 and December 31, 2000 were as follows:

                                                        Three months ended          Six months ended
                                                               December 31               December 31
                                                   -----------------------   -----------------------
                                                         2001         2000         2001         2000
                                                   (millions)   (millions)   (millions)   (millions)
                                                   ----------   ----------   ----------   ----------
                                                                      (unaudited)

Funds from continuing operations                    $   19.3     $   16.0     $   18.3     $   20.2
Working capital for real estate
   developed for sale                                   11.3        (14.7)       (66.2)       (31.7)
Acquisitions and resort capital
   expenditures                                        (35.3)       (49.4)       (56.6)       (66.8)
                                                    --------     --------     --------     --------
                                                        (4.7)       (48.1)      (104.5        (78.3)

(Increase) decrease in other net assets                (29.8)        34.0        (11.6)       (30.9)
                                                    --------     --------     --------     --------
Net cash outflows before non-construction
   financing inflows                                   (34.5)       (14.1)      (116.1)      (109.2)
Net financing inflows excluding
   construction financing                               36.8          5.6        124.1         97.5
                                                    --------     --------     --------     --------

Increase (decrease) in cash                         $    2.3     $   (8.5)    $    8.0     $  (11.7)
                                                    ========     ========     ========     ========
Net new investment in real estate
   developed for sale                               $   (5.1)    $  (36.8)    $ (105.0)    $  (82.7)
Less: net proceeds from construction
   financing                                            16.4         22.1         38.8         51.0
                                                    --------     --------     --------     --------
Working capital for real estate
   developed for sale                               $   11.3     $  (14.7)    $  (66.2)    $  (31.7)
                                                    ========     ========     ========     ========


Working capital for real estate provided $11.3 million of cash in the 2001 quarter compared with a use of cash of $14.7 million in the second quarter last year. The additional cash flow reflects the increased real estate closings in the 2001 quarter. For the six-month period real estate development used $66.2 million of cash, up from $31.7 million in the six months last year. Quarterly changes in working capital for real estate are not necessarily indicative of annual changes since the timing of project completions, and therefore unit closings, heavily impacts them. Unit closings are more heavily weighted towards the second half of the fiscal year in fiscal 2002 than in fiscal 2001. For fiscal 2002, the working capital requirement for real estate is expected to be less than the $68.8 million requirement in fiscal 2001.

Acquisitions and resort capital expenditures used $35.3 million of cash in the 2001 quarter compared with $49.4 million in the 2000 quarter. For the six months, acquisitions and resort capital expenditures used $56.6 million cash, down from $66.8 million in the same period last year. These reductions are consistent with the Company's strategy of leveraging its expertise rather than its capital to grow its business. The Company expects to spend 25-30% less in fiscal 2002 on these items than the $110.6 million it spent in fiscal 2001. This downward trend in spending on acquisitions and capital improvements is expected to continue in fiscal 2003.

Other net assets increased by $29.8 million in the 2001 quarter mainly due to an increase in receivables (funds held in trust pending release to Intrawest or the construction lender) in connection with certain real estate closings. For the six-month period other net assets used $11.6 million cash compared with $30.9 million in the same period last year due mainly to an increase in payables.

ADDITIONAL INFORMATION

TOTAL COMPANY EBITDA

                                     Three months ended        Six months ended
                                            December 31             December 31
                                   --------------------    --------------------
                                       2001        2000        2001        2000
                                   --------    --------    --------    --------
                                       (in thousands of US dollars) (unaudited)

Income (loss) before tax           $ 10,907    $  8,704    $ (1,798)   $  4,413
Depreciation and amortization        10,875       9,454      19,712      16,985
Interest expense                     12,239      10,987      21,582      21,627
Interest in real estate costs         7,329       5,698       9,050       8,750
Less interest and other income       (1,360)       (140)     (1,385)     (1,547)
                                   --------    --------    --------    --------
Total Company EBITDA               $ 39,990    $ 34,703    $ 47,161    $ 50,228
                                   ========    ========    ========    ========


EBITDA FROM SKI AND RESORT OPERATIONS

                                        Three months ended      Six months ended
                                               December 31           December 31
                                       -------------------   -------------------
                                           2001       2000       2001       2000
                                       --------   --------   --------   --------
                                        (in thousands of US dollars) (unaudited)
Ski and resort operation revenue       $ 87,521   $ 94,278   $146,181   $157,477
Ski and resort operation expenses        73,375     78,551    130,000    140,216
                                       --------   --------   --------   --------
EBITDA from ski and resort operations  $ 14,146   $ 15,727   $ 16,181   $ 17,261
                                       ========   ========   ========   ========


EBITDA is a cash flow measure and is not required under generally accepted accounting principles. It may not be comparable to similar measures provided by other companies.




Statements in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest's actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include the impact of the September 11 terrorist attacks on the travel industry and the earlier than normal timing of the 2002 Easter holiday. Other factors include, but are not limited to, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                             Three months ended          Six months ended
                                                    December 31               December 31
                                          ---------------------     ---------------------
                                              2001         2000         2001         2000
                                          --------     --------     --------     --------
                                                             (in thousands of US dollars,
                                                    except per share amounts) (unaudited)
REVENUE:
   Ski and resort operations              $ 87,521     $ 94,278     $146,181     $157,477
   Real estate sales                       140,954      110,846      174,020      174,461
   Rental properties                         1,549        1,785        3,499        3,423
   Interest and other income                 1,360          140        1,385        1,547
                                          --------     --------     --------     --------
                                           231,384      207,049      325,085      336,908
EXPENSES:
   Ski and resort operations                73,375       78,551      130,000      140,216
   Real estate costs                       119,843       96,116      147,984      147,612
   Rental properties                           759        1,039        2,029        1,805
   Interest                                 12,239       10,987       21,582       21,627
   Depreciation and amortization            10,875        9,454       19,712       16,985
   General and administrative                3,386        2,198        5,576        4,250
                                          --------     --------     --------     --------
                                           220,477      198,345      326,883      332,495
                                          --------     --------     --------     --------
Income (loss) before undernoted             10,907        8,704       (1,798)       4,413
Provision for income taxes                   2,435       (3,129)        (344)      (4,102)
                                          --------     --------     --------     --------
Income (loss) before non-controlling
   interest and discontinued operations      8,472       11,833       (1,454)       8,515
Non-controlling interest                     2,429        1,141        2,286        1,029
                                          --------     --------     --------     --------
Income (loss) from continuing
   operations                                6,043       10,692       (3,740)       7,486
Results of discontinued operations
   (note 4)                                   (136)          55           28           87
                                          --------     --------     --------     --------
Income (loss) for the period                 5,907       10,747       (3,712)       7,573
Retained earnings, beginning of period     178,303      128,779      187,922      131,953
Dividends                                   (2,254)      (2,323)      (2,254)      (2,323)
                                          --------     --------     --------     --------
Retained earnings, end of period          $181,956     $137,203     $181,956     $137,203
                                          ========     ========     ========     ========
Income (loss) from continuing
   operations per common share:
   Basic                                  $   0.14     $   0.25     $  (0.08)    $   0.17
   Fully diluted                          $   0.14     $   0.24     $  (0.08)    $   0.17

Net income (loss) per common share:
   Basic                                  $   0.14     $   0.25     $  (0.08)    $   0.17
   Fully diluted                          $   0.14     $   0.24     $  (0.08)    $   0.17
                                          --------     --------     --------     --------
Weighted average number of
   common shares outstanding
   (in thousands)
   Basic                                    44,031       43,568       44,030       43,526
   Fully diluted                            44,370       44,427       44,386       44,405
                                          --------     --------     --------     --------

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

                                                     December 31        June 30
                                                     -----------    -----------
                                                            2001           2001
                                                     (unaudited)      (audited)
                                                     -----------    -----------
ASSETS
Current assets:
   Cash and cash equivalents                         $    94,393    $    86,430
   Amounts receivable                                    102,692         82,536
   Other assets                                          129,068        105,545
   Resort properties                                     401,669        329,177
   Future income taxes                                     3,620          4,168
                                                     -----------    -----------
                                                         731,442        607,856
Ski and resort operations                                839,128        813,741
Properties:
   Resort                                                393,305        371,451
   Discontinued operations                                 6,633          7,080
                                                     -----------    -----------
                                                         399,938        378,531
Amounts receivable                                        57,965         50,416
Other assets                                              90,318         86,640
Goodwill                                                  17,210         19,128
                                                     -----------    -----------
                                                     $ 2,136,001    $ 1,956,312
                                                     ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Amounts payable                                   $   165,409    $   146,464
   Deferred revenue                                      126,317         81,537
   Bank and other indebtedness, current portion:
      Resort                                             334,341        201,558
      Discontinued operations                                 --             82
                                                     -----------    -----------
                                                         626,067        429,641
Bank and other indebtedness:
   Resort                                                821,605        804,991
   Discontinued operations                                 3,001          3,363
                                                     -----------    -----------
                                                         824,606        808,354
Due to joint venture partners                              4,823          8,818
Deferred revenue                                          10,030         26,750
Future income taxes                                       82,731         83,771
Non-controlling interest in subsidiaries                  29,391         30,616
                                                     -----------    -----------
                                                       1,577,648      1,387,950
Shareholders' equity:
   Capital stock (note 5)                                413,969        414,220
   Retained earnings                                     181,956        187,922
   Foreign currency translation adjustment               (37,572)       (33,780)
                                                     -----------    -----------
                                                         558,353        568,362
                                                     -----------    -----------
                                                     $ 2,136,001    $ 1,956,312
                                                     ===========    ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Three months ended          Six months ended
                                                          December 31               December 31
                                               ----------------------    ----------------------
                                                    2001         2000         2001         2000
                                               ---------    ---------    ---------    ---------
                                                       (in thousands of US dollars) (unaudited)
CASH PROVIDED BY (USED IN)
OPERATIONS:
   Income (loss) from continuing operations     $   6,043    $  10,692    $  (3,740)   $   7,486
   Items not affecting cash:
      Depreciation and amortization                10,875        9,454       19,712       16,985
      Future income taxes                              --       (5,276)          --       (5,276)
      Non-controlling interest                      2,429        1,141        2,286        1,029
                                                ---------    ---------    ---------    ---------
   Funds from continuing operations                19,347       16,011       18,258       20,224
   Recovery of costs through real estate sales    119,843       96,116      147,984      147,612
   Acquisition and development of properties
      held for sale                              (124,935)    (252,975)    (230,290)
   Increase in amounts receivable, net             (1,774)        (248)      (7,555)      (4,267)
   Changes in non-cash operating working
      capital (note 8)                            (23,173)      39,996          371      (22,688)
                                                ---------    ---------    ---------    ---------
   Cash provided by (used in) continuing
      operating activities                        (10,692)      18,957      (93,917)     (89,409)
   Cash provided by (used in) discontinued
      operations (note 4)                              (8)       2,970        1,204        4,360
                                                ---------    ---------    ---------    ---------
                                                  (10,700)      21,927      (92,713)     (85,049)
FINANCING:
   Bank and other borrowings, net                  56,756       31,979      167,717      152,835
   Issue of common shares for cash                     --        1,126           40        1,580
   Redemption and repurchase of
      non-resort preferred shares                    (141)      (2,482)        (291)      (2,260)
   Dividends paid                                  (2,254)      (2,323)      (2,254)      (2,323)
   Distributions to non-controlling
      interests                                    (1,124)      (1,283)      (2,269)      (1,283)
                                                ---------    ---------    ---------    ---------
                                                   53,237       27,017      162,943      148,549
INVESTMENTS:
   Proceeds from (expenditures on):
      Revenue-producing properties                   (364)      (3,759)         (97)      (4,248)
      Ski and resort operation assets             (34,985)     (39,034)     (56,512)     (55,982)
      Other assets                                 (4,871)      (8,145)      (5,658)      (8,417)
      Business acquisitions, net of
        cash acquired                                  --       (6,549)          --       (6,549)
                                                ---------    ---------    ---------    ---------
                                                  (40,220)     (57,487)     (62,267)     (75,196)
                                                ---------    ---------    ---------    ---------
Increase (decrease) in cash and cash
   equivalents                                      2,317       (8,543)       7,963      (11,696)
Cash and cash equivalents, beginning of
   period                                          92,076       75,832       86,430       78,985
                                                ---------    ---------    ---------    ---------
Cash and cash equivalents, end of period        $  94,393    $  67,289    $  94,393    $  67,289
                                                =========    =========    =========    =========

(Supplemental information (note 8))
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, unless otherwise indicated)


1.   BASIS OF PRESENTATION:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended June 30, 2001. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.

The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company's consolidated financial statements for the year ended June 30, 2001, except as described in note 3 below.


2.   SEASONALITY OF OPERATIONS:

Ski and resort operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company's ski and resort operation revenue is generated during the period from November to April. Furthermore, during this period a significant portion of ski and resort operation revenue is generated on certain holidays (particularly Christmas, Presidents' Day and school spring breaks) and on weekends.

The Company's real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.


3.   CHANGE IN ACCOUNTING POLICY:

The Company has adopted, effective July 1, 2001, the new recommendations of The Canadian Institute of Chartered Accountants relating to the method of calculation, presentation and disclosure of earnings per share. These new recommendations were applied retroactively and have resulted in the restatement of fully diluted earnings per share for the three months ended December 31, 2000. The net impact of the change was a decrease in the fully diluted earnings per common share of $0.01 from $0.25 to $0.24. Fully diluted earnings per share for the other periods presented were not impacted by the change.

4.   DISCONTINUED OPERATIONS:

For reporting purposes, the results of operations and cash flow from operating activities of the non-resort real estate business have been disclosed separately from those of continuing operations for the periods presented.

The results of discontinued operations are as follows:

                                              Three months ended            Six months ended
                                                     December 31                 December 31
                                       -------------------------   -------------------------
                                              2001          2000          2001          2000
                                       (unaudited)   (unaudited)   (unaudited)   (unaudited)
                                       -----------   -----------   -----------   -----------
Revenue                                     $  38         $ 246         $ 441         $ 761
                                            -----         -----         -----         -----
Income (loss) before current income
   taxes                                    $(128)        $   5         $  46         $  87
Provision for current income taxes              8            --            18            --
                                            -----         -----         -----         -----
Income (loss) from discontinued
   operations                               $(136)        $   5         $  28         $  87
                                            =====         =====         =====         =====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, unless otherwise indicated)

4.   DISCONTINUED OPERATIONS (CONTINUED):

Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

                                                    December 31          June 30
                                                           2001             2001
                                                    (unaudited)        (audited)
                                                    -----------        ---------
Current assets:
   Amounts receivable                                  $ 2,713          $ 4,126
   Other non-cash current assets                            21               --
Properties                                               6,633            7,080
Other non-current assets                                   153              166
Current liabilities                                       (510)            (900)
Non-current liabilities                                 (2,838)          (3,258)


The cash flows from discontinued operations are as follows:

                                                Three months ended            Six months ended
                                                       December 31                 December 31
                                         -------------------------   -------------------------
                                                2001          2000          2001          2000
                                         (unaudited)   (unaudited)   (unaudited)   (unaudited)
                                         -----------   -----------   -----------   -----------
Cash provided by (used in):
   Operations                               $    (8)      $ 2,970       $ 1,204       $ 4,360
   Financing                                   (424)       (2,605)         (768)       (2,629)
   Investing                                     --           (12)           --           (62)
                                            -------       -------       -------       -------
Increase (decrease) in cash and cash
   equivalents                              $  (432)      $   353       $   436       $ 1,669
                                            =======       =======       =======       =======


The Company has the right to apply the net cash flow from the discontinued operations from January 1, 1997 to the redemption of non-resort preferred ("NRP") shares.

5.   CAPITAL STOCK:

                                                December 31              June 30
                                                       2001                 2001
                                                (unaudited)            (audited)
                                                -----------            ---------
Common shares                                      $400,302             $400,262
NRP shares                                           13,667               13,958
                                                   --------             --------
                                                   $413,969             $414,220
                                                   ========             ========


(i)  Common shares:

                                                       Number of            2001
                                                   common shares          Amount
                                                     (unaudited)     (unaudited)
                                                   -------------     -----------
Balance, beginning of period                          44,026,394      $  400,262
Issued for cash under stock option plan                    4,200              40
                                                      ----------      ----------
Balance, end of period                                44,030,594      $  400,302
                                                      ==========      ==========


In addition to the stock options exercised during the six months, 474,500 stock options were granted and 44,000 stock options were forfeited. A total of 3,748,800 stock options remain outstanding as at December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, unless otherwise indicated)


(ii) NRP shares:

                                                    Number of               2001
                                                   NRP shares             Amount
                                                  (unaudited)        (unaudited)
                                                  -----------        -----------
Balance, beginning of period                       5,513,936           $ 13,958
Purchased for cancellation                          (333,400)              (291)
                                                   ---------           --------
Balance, end of period                             5,180,536           $ 13,667
                                                   =========           ========


6.   EARNINGS PER SHARE:

Basic earnings per common share ("EPS") is calculated by dividing net income attributable to common shareholders ("numerator") by the weighted average number of common shares outstanding ("denominator"). Fully diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

The numerator for basic and fully diluted EPS was the same for all periods presented. The reconciliation of the denominators used is as follows:

                                                   Three months ended            Six months ended
                                                          December 31                 December 31
                                            -------------------------   -------------------------
                                                   2001          2000          2001          2000
                                            (unaudited)   (unaudited)   (unaudited)   (unaudited)
                                            -----------   -----------   -----------   -----------
Denominator (in thousands of shares):
Weighted average number of common shares
   outstanding - basic                           44,031        43,568        44,030       43,526
Effect of dilutive stock options                    339           859           356          879
                                                 ------        ------        ------       ------
Weighted average number of common shares
   outstanding - fully diluted                   44,370        44,427        44,386       44,405
                                                 ======        ======        ======       ======


The computation of fully diluted EPS for the six months ended December 31, 2001 and 2000 excludes the effect of the assumed exercise of options to purchase 2,884,000 and 13,000 common shares, respectively, because the effect would be anti-dilutive.


7.   SEGMENTED INFORMATION:

The following table presents the Company's results from continuing operations by reportable segment:

                                        Three months ended            Six months ended
                                               December 31                 December 31
                                 -------------------------   -------------------------
                                        2001          2000          2001          2000
                                 (unaudited)   (unaudited)   (unaudited)   (unaudited)
                                 -----------   -----------   -----------   -----------
Segment revenue:
   Ski and resort                   $ 77,948      $ 85,588      $118,933      $131,039
   Real estate                       142,503       112,631       177,519       177,884
   Warm-weather                        9,573         8,690        27,248        26,438
   Corporate and all other             1,360           140         1,385         1,547
                                    --------      --------      --------      --------
                                    $231,384      $207,049      $325,085      $336,908
                                    ========      ========      ========      ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, unless otherwise indicated)


7.   SEGMENTED INFORMATION (CONTINUED):

                                                    Three months ended            Six months ended
                                                           December 31                 December 31
                                             -------------------------   -------------------------
                                                    2001          2000          2001          2000
                                             (unaudited)   (unaudited)   (unaudited)   (unaudited)
                                             -----------   -----------   -----------   -----------
Segment operating profit:
   Ski and resort                              $ 14,672      $ 16,891      $ 14,027      $ 15,453
   Real estate                                   21,901        15,476        27,506        28,467
   Warm-weather                                    (526)       (1,164)        2,154         1,808
   Corporate and all other                        1,360           140         1,385         1,547
                                               --------      --------      --------      --------
                                                 37,407        31,343        45,072        47,275
Less:
   Interest                                      12,239        10,987        21,582        21,627
   Depreciation and amortization                 10,875         9,454        19,712        16,985
   Corporate general and administrative           3,386         2,198         5,576         4,250
                                               --------      --------      --------      --------
                                                 26,500        22,639        46,870        42,862
                                               --------      --------      --------      --------
Income (loss) before income taxes,
   non-controlling interest and
   discontinued operations                     $ 10,907      $  8,704      $ (1,798)     $  4,413
                                               ========      ========      ========      ========


8.   CASH FLOW INFORMATION:

The changes in non-cash operating working capital balance consist of the following:

                                                Three months ended            Six months ended
                                                       December 31                 December 31
                                         -------------------------   -------------------------
                                                2001          2000          2001          2000
                                         (unaudited)   (unaudited)   (unaudited)   (unaudited)
                                         -----------   -----------   -----------   -----------
Cash provided by (used in):
   Amounts receivable                      $(50,235)     $ (1,156)     $(21,570      $ 10,398
   Other assets                             (48,419)      (23,348)      (34,590)      (47,068)
   Amounts payable                           45,531        27,446        19,252       (11,312)
   Due to joint venture partners             (2,049)        2,934        (3,936)       (4,176)
   Deferred revenue                          31,999        34,120        41,215        29,470
                                           --------      --------      --------      --------
                                           $(23,173)     $ 39,996      $    371      $(22,688)
                                           ========      ========      ========      ========

Supplemental information:
   Interest paid included in the
      determination of net income
      (loss)                               $ 10,347      $ 13,243      $ 19,899      $ 39,353
   Income taxes paid                          1,819         1,202         5,255         2,885

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                             INTRAWEST CORPORATION

Date: March 1, 2002                          By /s/ ROSS MEACHER
                                             -----------------------------------
                                             Name:  Ross Meacher
                                             Title: Corporate Secretary